EXHIBIT 99.4

Form 52-109F1

Certification of Interim Filings

Full Certificate

I, Michael Munoz, Chief Financial Officer of GameSquare Holdings, Inc.., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of GameSquare Holdings, Inc. (the “issuer”) for the interim period year ended September 30, 2023.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Interim and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 , the issuer’s other certifying officer and I have, as at the financial year end

	(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its interim filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized, and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework (COSO Framework 2013) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the nine months ended September 30, 2023.

	(a)	a description of the material weakness;

	(b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

	(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	N/A

6.	Evaluation: The issuer’s other certifying officer(s) and I have

(a)

evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its interim MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

	(b)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its interim MD&A

(i)	our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii)	for each material weakness relating to operation existing at the financial year end

(A)	a description of the material weakness;

(B)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(C)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

7.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2023, and ended on September 30, 2023, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.

Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date: November 15, 2023

“Michael Munoz”

Michael Munoz

Chief Financial Officer